Brian F. Link, Esq. Managing Director and Managing Counsel T +1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

December 20, 2024

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549-8626

Attn: Yoon Choo

Re:	M Fund, Inc. (the “Registrant”)
(File Nos.: 033-95472 and 811-09082)

Ladies and Gentlemen:

On behalf of the above-named Registrant, we provide the responses set forth below to the comments given orally by Yoon Choo of the staff (the “Staff”) of the Securities and Exchange Commission on December 12, 2024, with respect to the Registrant’s preliminary proxy statement (the “Proxy Statement”), which contains proposed disclosure related to the solicitation of proxies to change the diversification status of the M Large Cap Value Fund (the “Fund”) to non-diversified as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Proposal”).

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the Proxy Statement unless otherwise indicated. Revised disclosure intended to address these comments will be included in a definitive proxy statement to be filed on or about the same date as the filing of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows.

1.	The Fund has a fundamental policy regarding diversification. Please explain why the Proposal does not seek approval to eliminate the fundamental policy.

Comment acknowledged. The Registrant will include in the Proposal the elimination of the fundamental policy regarding diversification.

2.	Regarding the number of proposals, please revise the disclosure as shareholders are not being asked to vote on more than one proposal.

Comment accepted. Disclosure has been modified throughout the Proxy Statement to make it clear that shareholders are only being asked to vote on one proposal.

3.	In future filings, please clearly mark the preliminary proxy filing as “Preliminary Copies” as required by Rule 14a-6(e)(1).

Comment acknowledged. The Registrant will include this disclosure in future filings.

4.	Please consider whether the Fund should reference the voting instruction card instead of, or in addition to, the proxy card throughout the Proxy Statement.

Comment accepted. The Registrant has modified disclosure to reference both the proxy card and voting instruction card throughout the Proxy Statement.

5.	In an appropriate location in the Proxy Statement, please consider the material factors, both positive and negative, that the Board considered in determining whether to approve the Proposal.

Comment accepted. The Registrant has modified disclosure to clarify what the Board considered in approving the Proposal.

6.	Please include the name and address of the Sub-Adviser of the Fund.

Comment acknowledged. The name and address of the Sub-Adviser of the Fund is included under “OTHER INFORMATION” in the Proxy Statement.

7.	In the Question and Answer section of the Proxy Statement, consider adding an explanation of why the recipient of the Proxy Statement, the owner of a variable life or variable annuity contract, who is not a direct shareholder in the Fund, is being asked to vote on a Proposal.

Comment accepted. The Registrant has included a question and answer regarding why the recipient of the Proxy Statement is being asked to vote on the Proposal.

8.	Please include information on how to obtain directions to be able to attend the shareholder meeting and vote in person, including identification and documentation required to vote.

Comment accepted. The Registrant has modified disclosure to include information on how to obtain directions to be able to attend the shareholder meeting and vote in person, including identification and documentation required to vote.

9.	If all shares are held by insurance company separate accounts, please review the disclosure and consider whether broker non-votes are relevant for the Proxy Statement and meeting. If any portion of shares of the Fund are held through intermediaries, if there are brokers or other nominees that may submit votes, the Staff notes that the Proposal is not considered routine and therefore state in disclosure that broker non-votes will not be counted as present for quorum purposes or as votes cast at the meeting. In the alternative, please explain how the present disclosure complies with NYSE Rule 452. If all shares are held by insurance company separate accounts, state that broker non-votes are not relevant to the Proposal.

Comment acknowledged. The Registrant confirms that broker non-votes are not relevant to the Proxy Statement. The Registrant has added disclosure that broker non-votes are not relevant to the Proposal.

10.	If the Fund utilizes householding please add the disclosure required by Item 23 of Rule 14a-8.

Comment accepted. The Fund does not utilize householding.

11.	Under “Control Persons and Principal Shareholders,” please add the full address of each insurance company.

Comment accepted. Disclosure has been modified to include the full address of each insurance company listed.

12.	Regarding the “Important Notice Regarding the Availability of Proxy Materials for the Special Meeting”; 1) please provide a specific address where these materials are available; 2) please add that any additional solicitation materials will be available at the disclosed website; and 3) please add the revised disclosure in an appropriate location in the Proxy Statement.

Comment accepted. The Registrant includes a web address for where proxy materials are available and where additional solicitation materials will be available. When a shareholder visits the web address, they are prompted to enter a control number and they are brought directly to the materials related to the Proposal. The referenced disclosure has also been added to the Proxy Statement.

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Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link
Brian F. Link

cc:	M Financial Investment Advisers, Inc.
Cynthia Beyea, Dechert LLP

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